                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended AUGUST 31, 2001

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934


For the transition period from _______________ to ________________

                         Commission File Number 0-11488

                               PENFORD CORPORATION
                        SAVINGS AND STOCK OWNERSHIP PLAN
-------------------------------------------------------------------------------
                            (Full title of the plan)



                               PENFORD CORPORATION
                       777 -- 108TH AVENUE N.E., STE. 2390
                         BELLEVUE, WASHINGTON 98004-5193
-------------------------------------------------------------------------------
                     (Name of issuer and address of issuer's
                           principal executive office)

              PENFORD CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN

                                      INDEX

                                                                Page No.
                                                                -------
Financial Statements                                             3-17


Signatures                                                        18


EXHIBIT

Exhibit 23:  Consent of Independent Auditors                      19


FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

Penford Corporation Savings and Stock Ownership Plan
August 31, 2001 and 2000 and for the Year Ended August 31, 2001 with Report of Independent Auditors

              Penford Corporation Savings and Stock Ownership Plan

                 Financial Statements and Supplemental Schedules

         August 31, 2001 and 2000 and for the Year Ended August 31, 2001




                                    CONTENTS


Report of Independent Auditors............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...........................2
Statement of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements.............................................4

Supplemental Schedules

Schedule H, Line 4(i) -- Schedule of Assets (Held At End of Year)........11
Schedule H, Line 4(j) -- Schedule of Reportable Transactions.............12


                         Report of Independent Auditors

Administrative Committee
Penford Corporation Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Penford Corporation Savings and Stock Ownership Plan as of August 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended August 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at August 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended August 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of August 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Seattle, Washington                                            ERNST & YOUNG LLP
December 21, 2001

              Penford Corporation Savings and Stock Ownership Plan

                 Statements of Net Assets Available for Benefits


                                                             AUGUST 31
                                                         2001           2000
                                                     -----------     -----------
ASSETS

Investments, at fair value:
  Common trust funds                                 $13,515,046     $14,660,202
  Common stock                                        12,350,344      14,434,582
  Participant loans                                      264,606         302,102
                                                     -----------     -----------
                                                      26,129,996      29,396,886

Receivables:
  Employer contributions                                 176,889         579,894
  Due from broker for securities sold                     45,085         102,303
  Accrued interest and dividends                          43,480          45,025
                                                     -----------     -----------
                                                         265,454         727,222
                                                     -----------     -----------
Total assets                                          26,395,450      30,124,108

LIABILITIES

Accrued expenses                                          39,188          56,000
Due to broker for securities purchased                   127,345          25,559
                                                     -----------     -----------
Net assets available for benefits                    $26,228,917     $30,042,549
                                                     ===========     ===========


See accompanying notes.

              Penford Corporation Savings and Stock Ownership Plan

            Statement of Changes in Net Assets Available for Benefits

                           Year Ended August 31, 2001


ADDITIONS
Investment income:
  Interest and dividends                          $    263,395

Contributions:
  Employer                                             747,996
  Participants                                       1,518,246
                                                  ------------
                                                     2,266,242
                                                  ------------
Total additions                                      2,529,637

DEDUCTIONS

Net depreciation in fair value of investments        4,249,691
Benefits paid to participants                        1,913,071
Administrative expenses                                180,507
                                                  ------------
Total deductions                                     6,343,269
                                                  ------------
Net decrease                                        (3,813,632)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year                                   30,042,549
                                                  ------------
End of year                                       $ 26,228,917
                                                  ============


See accompanying notes.

              Penford Corporation Savings and Stock Ownership Plan

                         Notes to Financial Statements

                                 August 31, 2001

1. DESCRIPTION OF THE PLAN

The following description of the Penford Corporation Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the actual Plan document or the Summary Plan Description for a more complete description of the Plan's provisions. Copies are available from the Plan's Administrative Committee.

GENERAL

The Plan is a defined-contribution plan available to all U.S. employees, including part-time employees, who have worked a specified period of time for Penford Corporation (the Company). Employees who have completed one month of service with the Company are eligible to participate in the Plan. Prior to March 1, 2001, the service requirement was three months. The Plan was created effective September 1, 1984. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Through August 31, 2001, participants could contribute a maximum of 12% of their eligible annual compensation. Participants may elect to invest their contribution in any of the Plan's fund options, with the exception of the Penwest Pharmaceuticals Co. (PPCO) Stock Fund. Following the initial investment in the PPCO Stock Fund on September 1, 1998, which was a result of the tax-free distribution of the Company's pharmaceuticals subsidiary, Penwest Pharmaceuticals Co., no additional investments are allowed to this fund. At any time, but limited to once per month, participants have the opportunity to change their investment option previously elected.

Until March 1, 2001, the Company contributed 75% of the first 6% of base compensation that a participant contributed to the Plan, and the match was made in Company common stock. Beginning on March 1, 2001, the Plan provides a 100% match on the first 3% of salary deferrals and a 50% match on the next 3% up to a maximum of 6% of the employee's contribution. Effective March 1, 2001, the match dollars are now invested in the funds to which the participant directs his contributions. The Company may also make annual discretionary profit-sharing contributions to the Plan. Profit-sharing contributions are allocated based on participant compensation. There were no profit-sharing contributions paid to the Plan for fiscal year 2001. Forfeitures are used to reduce employer contributions to the Plan for the next Plan year.

Effective September 1, 2001, participants may contribute up to 16% of their eligible annual compensation.

              Penford Corporation Savings and Stock Ownership Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Individual accounts are maintained for all Plan participants. These accounts reflect participants' contributions and related Company matching and profit-sharing contributions to the Plan as well as allocations of earnings or losses on the Plan's investments. Allocations of Plan earnings are based on each participant's account balance.

VESTING

Participants are immediately vested in their contributions, plus actual earnings thereon. Through August 31, 2001, Company matching and profit-sharing contributions and related earnings vested in accordance with the following schedule:

                                 PERCENT
CREDITED SERVICE                 VESTED
----------------                 -------

Less than one year                   0%
One year                            20%
Two years                           40%
Three years                         60%
Four years                          80%
Five years or more                 100%


In the event of disability, attainment of age 65, or death, the participant is fully vested.

Participants employed or reemployed with the Company on or after September 1, 2001 are immediately vested in employer matching contributions, plus actual earnings thereon. Participants who have terminated employment prior to September 1, 2001 will remain under the previous vesting schedule with respect to employer matching contributions.

              Penford Corporation Savings and Stock Ownership Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

Distributions to terminated participants for vested account balances are made in cash, unless elected to be made in Penford Corporation common stock, as soon as practicable after termination. Participants are eligible for distribution of 100% of their vested account balance, including both participant and employer contributions, as soon as practicable after their normal or postponed retirement date, at death, or at total disability, as defined by the Plan document. Participants with a vested balance of $5,000 or more may elect to maintain their account balance in the Plan until otherwise required to receive a distribution.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrative Committee. Principal and interest are paid ratably through payroll deductions.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting records of the Plan are maintained on the accrual basis of accounting.

              Penford Corporation Savings and Stock Ownership Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

Assets of the Plan are invested in nine funds, including seven common trust funds and two common stock funds. The common stock funds are comprised of the Company's common stock and the common stock of PPCO to the extent participants received PPCO shares in connection with the spin-off of PPCO in 1998. The unit value of each common trust fund is stated at fair value, determined on a daily basis by reference to the market values of the underlying assets.

Investments in common stock are stated at fair value based on closing market prices on the last business day of the year.

Participant loans are recorded at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the value of participants' account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

              Penford Corporation Savings and Stock Ownership Plan

3. INVESTMENTS

Individual investments whose fair value was in excess of 5% of Plan net assets at year-end were as follows:

                                                                 AUGUST 31
                                                            2001          2000
                                                          ---------   ----------
Penford Corporation common stock*                        $6,475,962   $9,674,227

Penwest Pharmaceuticals Co. common stock*                 5,874,382    4,760,355

Frank Russell Trust Company Commingled Employee
  Benefit Funds Trust Short-Term Investment Fund          2,288,487    2,102,968

Frank Russell Trust Company Commingled Employee
  Benefit Funds Trust Global Aggressive Balanced Fund     6,098,580    6,738,399

Frank Russell Trust Company Commingled Employee
  Benefit Funds Trust Tactical Asset Allocation Fund      2,217,927    2,317,839

Frank Russell Trust Company Commingled Employee
  Benefit Funds Trust Global Equity Fund                  2,585,886    3,500,996


*Nonparticipant directed

During the year ended August 31, 2001, the Plan's investments (including investments bought and sold, as well as held, during the year) depreciated in fair value as determined by quoted market prices as follows:

                          NET REALIZED
                         AND UNREALIZED
                          DEPRECIATION
                         IN FAIR VALUE
                         OF INVESTMENTS
                         --------------

Common trust funds       $(1,885,602)
Common stock              (2,364,089)
                         -----------
                         $(4,249,691)
                         ===========


              Penford Corporation Savings and Stock Ownership Plan

4. NONPARTICIPANT-DIRECTED INVESTMENTS

The Penford Corporation Stock Fund and the PPCO Stock Fund both contain amounts in which participants are not yet vested and, therefore, cannot be directed into other investment funds by the participants. As the breakdown between amounts that are participant directed and nonparticipant directed cannot be readily determined, the funds are considered to be nonparticipant directed. Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

                                                              AUGUST 31
                                                         2001          2000
                                                     -----------     -----------
Investments, at fair value:
  Common trust funds                                 $   182,167     $   569,012
  Penford Corporation common stock                     6,475,962       9,674,227
  Penwest Pharmaceuticals Co. common stock             5,874,382       4,760,355
Employer contributions receivable                        176,889         579,894
Due from broker for securities sold                       45,085            --
Accrued interest and dividends                            36,716          35,171
                                                     -----------     -----------
                                                     $12,791,201     $15,618,659
                                                     ===========     ===========

                                                                      YEAR ENDED
                                                                      AUGUST 31,
                                                                         2001
                                                                    -----------
Changes in net assets:
 Contributions:
  Employer                                                          $   589,079
  Participants                                                          147,094
Interfund transfers                                                   1,227,673
Interest and dividends                                                   85,066
Net depreciation in fair value of investments                        (2,364,089)
Benefits paid to participants                                        (2,512,281)
                                                                    -----------
                                                                    $(2,827,458)
                                                                    ===========


              Penford Corporation Savings and Stock Ownership Plan

5. RECONCILIATION TO FORM 5500

The following provides a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                AUGUST 31
                                                          2001          2000
                                                       -----------   -----------
Net assets available for benefits per the financial
  statements                                           $26,228,917   $30,042,549
Less:  Benefit claims payable per Form 5500                 46,106        35,118
                                                       -----------   -----------
Net assets available for benefits per Form 5500        $26,182,811   $30,007,431
                                                       ===========   ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                     YEAR ENDED
                                                                      AUGUST 31,
                                                                        2001
                                                                     -----------
Benefits paid to participants per the financial statements           $ 1,913,071
Less:  Benefit claims payable at the beginning of the year per
  Form 5500                                                              (35,118)
Plus:  Benefit claims payable at the end of the year per Form 5500        46,106
                                                                     -----------
Benefits paid to participants per Form 5500                          $ 1,924,059
                                                                     ===========


Benefit claims payable are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but are not recorded in the financial statements until benefit claims are paid.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 13, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                             SUPPLEMENTAL SCHEDULES

              Penford Corporation Savings and Stock Ownership Plan

        Schedule H, Line 4(i) -- Schedule of Assets (Held At End of Year)
                                EIN: 91--1221360
                                Plan Number: 003

                                 August 31, 2001


                                                 (c)
                (b)                    DESCRIPTION OF INVESTMENT
         IDENTITY OF ISSUE,            INCLUDING MATURITY RATE,
        BORROWER, LESSOR, OR              RATE OF INTEREST,                    (d)            (e)
(a)      SIMILAR PARTY                  PAR, OR MATURITY VALUE                COST      CURRENT VALUE
-----------------------------------------------------------------------------------------------------
     COMMON TRUST FUNDS

  *   Frank Russell Trust           2,288,487 units of the Commingled
      Company                       Employee Benefit Funds Trust
                                    Short-Term Investment Fund             $    (1)       $2,288,487

  *   Frank Russell Trust           275,953 units of the Commingled
      Company                       Employee Benefit Funds Trust
                                    Global Aggressive Balanced Fund             (1)        6,098,580

  *   Frank Russell Trust           4,370 units of the Commingled
      Company                       Employee Benefit Funds Trust
                                    Growth Fund                                 (1)          129,400

  *   Frank Russell Trust           7,923 units of the Commingled
      Company                       Employee Benefit Funds Trust
                                    Small Capitalization Fund                   (1)          149,272

  *   Frank Russell Trust           2,295 units of the Commingled
      Company                       Employee Benefit Funds Trust
                                    All International Fund                      (1)           45,494

  *   Frank Russell Trust           78,957 units of the Commingled
      Company                       Employee Benefit Funds Trust
                                    Tactical Asset Allocation Fund              (1)        2,217,927

  *   Frank Russell Trust           87,955 units of the Commingled
      Company                       Employee Benefit Funds Trust
                                    Global Equity Fund                          (1)        2,585,886
                                                                                         ------------
                                                                                          13,515,046

     COMMON STOCK


  *   Penford Corporation           602,976 common shares                 8,045,369        6,475,962

  *   Penwest Pharmaceuticals Co.   321,180 common shares                 2,672,962        5,874,382
                                                                                         ------------
                                                                                          12,350,344


  *  PARTICIPANT LOANS          Interest rates range from 10.3%
                                to 9.2%                                                      264,606
                                                                                         ------------
                                                                                         $26,129,996
                                                                                         ============


* Denotes party-in-interest to the Plan.
(1) Cost information is omitted as investments are participant directed.

              Penford Corporation Savings and Stock Ownership Plan

          Schedule H, Line 4(j) -- Schedule of Reportable Transactions
                                EIN: 91--1221360
                                Plan Number: 003

                       For the Year Ended August 31, 2001


                                                                                                              (h)
                                                                                                            CURRENT
                                                                                                            VALUE OF
              (a)                                                        (c)         (d)          (g)       ASSET ON       (i)
   IDENTITY OF PARTY INVOLVED                    (b)                  PURCHASE     SELLING      COST OF   TRANSACTION   NET GAIN
    AND DESCRIPTION OF ASSET         DESCRIPTION OF TRANSACTION         PRICE       PRICE       ASSETS        DATE      OR (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii) -- A series of transactions in excess of 5% of Plan assets.

Frank Russell Trust Company       Penford Corporation common stock    $       --   $1,591,295  $1,722,807  $1,591,295   $(131,512)

Frank Russell Trust Company       Penford Corporation common stock     2,513,353          --    2,513,353   2,513,353          --

There were no Category (i), (ii), or (iv) reportable transactions during the year ended August 31, 2001.
Columns (e) and (f) have not been presented, as this information is not applicable.


                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            Penford Corporation Savings and Stock Ownership Plan

February 26, 2002           By:  /s/ Jacqueline L. Davidson
                                 --------------------------
                                Jacqueline L. Davidson
                                Penford Corporation, Vice President of Finance